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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following letter was distributed to CBOT members on March 29, 2001 and is currently available on the CBOT's Internet site and intranet site, MemberNet.

March 28, 2001

Dear CBOT and CBOE Members:

Resolving the exercise right issue is a major priority for our two exchanges. We believe this issue can best be resolved through negotiation as opposed to litigation and we are pursuing this path. We have held several meetings thus far and we are committed to continuing a fixed schedule of meetings that can lead to a successful outcome.

Our meetings to date have resulted in a standstill agreement where the following actions have been taken:

1) On March 16, we jointly asked the Circuit Court of Cook County to grant a three-week extension for CBOE to answer the CBOT's amended complaint. This agreed extension temporarily delays further developments in the lawsuit filed by the CBOT.

2) The CBOE also has requested that the Securities and Exchange Commission refrain from issuing a decision regarding CBOE's pending filing regarding the exercise right.

3) The CBOT has agreed not to hold a further membership vote on its proposed restructuring until at least 20 days following the termination of this standstill agreement.

We believe these actions, combined with the positive dialogue currently underway between our two exchanges, create the opportunity to arrive at a mutual understanding regarding the exercise right.

We will keep you informed of our progress.

                                        Sincerely,


/s/ Nickolas J. Neubauer                                     /s/ William Brodsky
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Nickolas J. Neubauer                                         William Brodsky
Chairman, CBOT                                               Chairman, CBOE


/s/ David J. Vitale                                          /s/ Mark Duffy
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David J. Vitale                                              Mark Duffy
President and CEO, CBOT                                      Vice Chairman, CBOE

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following letter was distributed to CBOT members on March 29, 2001.


                                        March 29, 2001


Dear Members:

While I met some of our members at the March 21 information meeting, I wanted to communicate with all of you on my perspective of the position of President and CEO of the Chicago Board of Trade.

I am very excited that Nick Neubauer asked me to be part of the leadership team for what is a true icon of commerce and finance, not only in Chicago but also in the United States and throughout the world. This is a tremendous honor and opportunity for me, and I look forward to meeting and talking to you as we work to make the CBOT a better place for our members, customers and employees.

Aside from meeting the four current CFTC Commissioners, five U.S. Senators, over a dozen members of the House of Representatives, the Speaker of the House, and the President of the United States during my first two weeks in office, I also have met with dozens of CBOT members, either on the trading floor, in my office or at the Futures Industry Association annual meeting in Florida. The feedback has been tremendous and I have been given some good ideas of what I should be doing in my job. Frankly, I am not sure I can do them all. But we will try. I also have met with numerous representatives of the FCM community and listened to their views on how we can make our markets even more efficient and service-oriented.

In addition, I have met with the management and senior leadership team at the CBOT. I am impressed with the depth of knowledge and experience found in our management and employees at the Exchange, and I plan to take full advantage of that talent going forward. While I do not expect major personnel changes, I do plan to change how the Exchange is organized and how we do business. We have the talent and skill level to do the job that lies ahead.

It seems like everyone I have talked to so far has a heartfelt warmth for the institution, and also a different view on what we should be doing in order to succeed. Some want to live in the past, and others see the need to move forward. The bottom line is that everyone strongly desires a successful Chicago Board of Trade, and that is what I believe I can deliver for you.

As we go forward, I will have to make some decisions that will test how strongly certain individuals hold that view of a successful CBOT because we probably will have to do some things that not everyone will like. However, on balance, if we truly believe in the long-term best interests of the Chicago Board of Trade, we will need to make some compromises with some constituent's interests in order to be successful in the long run.

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Before I came to the CBOT, I wrote Nick a letter and laid out what I thought were the five things that I as President and CEO should be evaluated on at the end of the year. This way, we would have a clear understanding of where I should focus my first-year efforts. I want to outline my thoughts for you.

First, I told Nick that at the end of the year, if the trading floor population believes that the Exchange is operating better on a day-to-day basis, then I have been doing my job. The CBOT must be an organization that is in the mode of continuing improvement. Every year, we must have as an objective that our members believe the institution is running better at the end of the year than at the beginning. I will be the first to admit that I do not know all the things we should do to make you feel that way, but this clearly must be a number one priority if we are to succeed. I have been listening to the members, and I also have asked our employees to provide me with their ideas on where and how we can improve. I have been overwhelmed with the response, and we are going to do our best to see what we can get done.

The second objective is that we need to complete the restructuring, which is an important component of our long-term success. We are going to do everything in our power to make that happen as soon as possible.

The most critical issue in that regard is resolving our disputes with the CBOE. As I told the CBOE the day I left their Board, which was the day before I started at the CBOT, we need to resolve the exercise right issue by sitting down and talking to each other and taking the process out of the courts and the SEC. It makes no sense to me why we should be spending money on lawyers until we get to that point where we feel we are ready to sit down. I told the CBOE Board and our Board that I believe we are ready to sit down, and we should get to work on resolving this issue. We already have started the process with several meetings between Bill Brodsky and myself. Hopefully, we can all save ourselves some money and come up with a resolution in time to effect a fairly early implementation of the restructuring.

The third issue was the state of the CBOT's financial picture. As Nick has stated on numerous occasions, we have a budget for 2001 that actually is quite strong in terms of its "add-to-cash" at the end of the year. It seems to me we ought to be able to do some things to improve on the budget, maybe even create some room for further investment which we will make in a disciplined way. As an institution we should have a goal of beating the budget this year.

The fourth goal I felt I should be accountable for this year is a technology strategy for both the trading floor and the electronic trading platform from which we can build a consensus for not only this year, but for strategic planning over the next three to four years. We cannot make technology decisions for the short term. We must have a vision as to where the business is going, and then develop a plan to get us there. However, if we really are going to get the job done here, both on the trading floor and on the screen, we





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need a stronger strategy and plan than what we have today. It is my goal to show you that we will have one before this year is out.

Finally, as Nick has clearly articulated, we have a broad-based strategy for the CBOT. It is incorporated in our restructuring filing with the SEC, so we know the broad issues surrounding the Exchange and the direction we are taking. What we need now is what I call a strategic decision-making template, in terms of how we make decisions in that framework. I told Nick that if he did not think we were making those longer-term decisions in a better and more focused way by the end of 2001, then I probably have not done my job.

Delivering on these five objectives will not be without its challenges, but I am confident we can do it. The Chicago Board of Trade has enormous assets. We have a very recognizable brand, we have products, we have the people who trade on our trading floors, and we have an infrastructure, all of which are truly competitive with anything that is out there in the global marketplace.

We also have some things that we must strengthen. We need to find a way to shore up our technology in a reasonable time frame. Our image also has suffered greatly. While Nick correctly points out that much of it is not deserved, our customers and market users around the world must understand that the CBOT is a viable entity. We are going to be here for the long run and we want our customers to feel comfortable coming here to do their business.

I am fairly confident of our future, and we are going to work as hard as we can to make the rest of the world as confident as well. It will not be easy. There will be some hard choices we will have to make along the way. There will be many challenges, and as I said earlier, not everyone will like every decision we have to make. However, I believe in the end, the Chicago Board of Trade will be a better place.

                                        Sincerely,

                                        /s/ David J. Vitale

                                        David J. Vitale

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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